Exhibit 99.1
QIAGEN appoints Jonathan M. Pratt as Chief Executive Officer

•Jon Pratt brings more than 25 years of leadership experience, most recently as CEO of Filtration Group and previously at Waters, Beckman Coulter Life Sciences and Pall

•To assume CEO role on September 1, 2026, succeeding Thierry Bernard

•QIAGEN reaffirms outlook for the third quarter and full-year 2026; strategic review continues

Venlo, the Netherlands, August 24, 2026 – QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) today announced that Jonathan M. Pratt has been appointed Chief Executive Officer, effective September 1, 2026. He brings to QIAGEN more than 25 years of international leadership experience across life sciences, laboratory technologies and healthcare.

Jon Pratt most recently served as President and CEO of Filtration Group, leading the business through the completion of its sale to Parker-Hannifin Corporation in August 2026. He previously served as Senior Vice President of the Waters Division at Waters Corporation and as President of Beckman Coulter Life Sciences, a Danaher operating company, and held senior leadership positions at Pall Corporation.

Throughout his career, he has led global businesses spanning analytical instruments, laboratory technologies, software, consumables, services and bioprocessing applications. His experience includes commercial execution, portfolio management, operations and organizational development in markets closely aligned with QIAGEN’s portfolio and customer workflows.

The appointment follows a comprehensive search process. Jon Pratt was selected for his global industry knowledge, international leadership experience and proven track record of improving performance across global businesses. He will also be proposed for shareholder approval as a Managing Director at an Extraordinary General Meeting planned for the fourth quarter of 2026.

“The Supervisory Board unanimously concluded that Jon Pratt is the right leader for QIAGEN’s next phase,” said Stephen H. Rusckowski, Chairman of the Supervisory Board of QIAGEN. “Jon combines deep knowledge of our markets with a strong international record of strengthening commercial execution and operational performance. His experience across life sciences and laboratory technologies is directly relevant to QIAGEN’s portfolio and customers. Building on our strong foundation, we are confident he will advance our commitment to solid profitable growth. On behalf of the Supervisory Board, I also want to thank Thierry Bernard for his leadership, his many contributions to QIAGEN and his support in ensuring continuity during this transition.”

“QIAGEN is an iconic and trusted brand in life sciences and molecular diagnostics, built on scientific rigor, quality and technologies that support critical laboratory workflows worldwide,” Jon Pratt said. “What attracted me to QIAGEN is the combination of talented teams, a differentiated portfolio and close customer relationships. My first priority will be to listen to QIAGEN teams and customers, learn more about the business and understand where we can sharpen our choices, strengthen execution and create greater impact. I look forward to working with the team to advance our vision of making improvements in life possible.”

Thierry Bernard will step down as CEO and Managing Director and will support an orderly transition through the end of the year.

QIAGEN has reaffirmed its outlook for the third quarter and full-year 2026. QIAGEN remains focused on delivering solid profitable growth by advancing its growth pillars, improving operating efficiency and allocating capital to the highest-return opportunities.

As previously communicated, the Supervisory Board continues to evaluate opportunities, with independent financial and legal advisors, as part of its strategic review to create value for shareholders and other stakeholders relative to QIAGEN’s standalone business plan and long-term strategic objectives.

About Jonathan M. Pratt

Jon Pratt is an experienced global executive with more than 25 years of leadership experience across life sciences, laboratory technologies and healthcare. Before joining QIAGEN, he served as President and Chief Executive Officer of Filtration Group, a global filtration and separation science company, where he led the business through continued growth and the completion of its sale to Parker-Hannifin Corporation in August 2026. He previously served as Senior Vice President of the Waters Division at Waters Corporation and as President of Beckman Coulter Life Sciences, a Danaher operating company, and held senior leadership positions at Pall Corporation. He holds a Bachelor of Science in chemistry from the University of Reading in the United Kingdom and an MBA from New York University Stern School of Business.

About QIAGEN

QIAGEN N.V., a Netherlands-based holding company, is a global leader in Sample to Insight solutions that enable customers to extract and analyze molecular information from biological samples containing the building blocks of life. Our Sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies prepare these biomolecules for analysis, while bioinformatics support the interpretation of complex data to deliver actionable insights. Automation solutions integrate these steps into streamlined, cost-effective workflows. QIAGEN serves more than 500,000 customers worldwide in the Life Sciences (academia, pharmaceutical R&D and industrial applications such as forensics) and Molecular Diagnostics (clinical healthcare). As of June 30, 2026, QIAGEN employed approximately 5,500 people across more than 35 locations. For more information, visit www.qiagen.com.

Forward-Looking Statement
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements can be identified by the use of forward-looking terminology such as “believe”, “hope”, “plan”, “intend”, “seek”, “may”, “will”, “could”, “should”, “would”, “expect”, “anticipate”, “estimate”, “continue”, “target” or other similar words. To the extent that any of the statements contained herein relating to QIAGEN’s products, timing for launch and development, marketing and/or regulatory approvals, financial and operational outlook, growth and expansion, acquisitions, collaborations, markets, strategy or operating results, including without limitation its expected net sales, net sales of particular products, net sales in particular geographies, adjusted net sales, expansion of adjusted operating income margin, returns to shareholders, progressive dividend payments, product portfolio management, product launches (including anticipated launches of our sequencing solutions, testing platforms, panels and systems), leveraging AI technology, improvements in operating and financial leverage, currency movements against the U.S. dollar, plans for investment in our portfolio and share repurchase commitments, our expectations relating to our adjusted tax rate, debt maturity and repayment, our ability to grow adjusted earnings per share at a greater rate than sales, our ability to improve operating efficiencies and maintain disciplined capital allocation, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. These include, but are not limited to, risks associated with our dependence on the development and success of new products; management of growth and expansion of operations (including the effects of currency fluctuations, tariffs, tax laws, regulatory processes and supply chain dependencies); variability of operating results; integration of acquired businesses; changes in relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies;

fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors, including delays or limits in the amount of reimbursement approvals or public health funding); our ability to obtain and maintain product regulatory approvals; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of new products and the integration of acquired technologies and businesses; actions of governments, global or regional economic developments, including inflation and changing interest rates, weather or transportation delays, natural disasters, cyber security breaches, political or public health crises and the resulting impact on the demand for our products and other aspects of our business, or other force majeure events; litigation risk, including patent litigation and product liability; debt service obligations; volatility in the public trading price of our common shares; as well as the possibility that expected benefits related to recent or pending acquisitions may not materialize as expected; and the other factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F. For further information, please refer to the QIAGEN's filings with the U.S. Securities and Exchange Commission.

Contacts QIAGEN:

Public Relations	Investor Relations
e-mail: pr@QIAGEN.com	e-mail: ir@QIAGEN.com

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